

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2014

Via Facsimile
Mr. John R. Sult
Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Street
Houston, Texas 77056-2723

> **Re:     Marathon Oil Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-05153**

Dear Mr. Sult:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

General

1.      In your letter to us dated July 14, 2006, you discussed contacts with Syria. You disclose in your 2007 Form 10-K that you sold your interest in the Ash Shaer and Cherrife natural gas fields in Syria.  Exhibit 21.1 to your current Form 10-K continues to list Palmyra Petroleum Company of Syria as a subsidiary.  Syria is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria since your 2006 letter, including the status of your exit from Syria.  Please tell us about any contacts through subsidiaries, affiliates, distributors, downstream oil companies or other direct or indirect arrangements.  Your response should describe any products, equipment, components, technology or services you have

provided to Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the government of Syria or entities controlled by it. We note that you previously reported that Palmyra Petroleum Company is jointly owned by the Syrian Petroleum Company, which is controlled by the government of Syria.

2.    Please discuss the materiality of any contacts with Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Item 1. Business, page 5

3.    We note the disclosure in your Form 10-K stating that the possible sale of your U.K. and Norway assets is subject to the identification of one or more buyers, successful negotiations, board approval, and execution of definitive agreements. However, remarks attributed to your chief executive officer as part of the conference call to discuss your December 31, 2013 operating results appear to indicate that you are actively marketing your assets in the North Sea to close on the sale of these assets by the end of 2014. Please provide us with your analysis of FASB ASC 360-10-45-9 regarding the classification of assets as held for sale.

Notes to Consolidated Financial Statements

Note 13 – Property, Plant and Equipment, page 81

4.    Disclosure in your Form 10-K for the fiscal year ended December 31, 2013 and your Form 10-Q for the quarter ended March 31, 2014 states that you have had no oil liftings in Libya since July 2013 and that there is uncertainty around production and sales levels. Please tell us whether you consider the circumstances surrounding your operations in Libya along with current events to be potential indicators of impairment. In addition, please tell us how management assessed the recoverability of your assets invested in Libya considering the current status of your operations. Refer to FASB ASC 360-10-35.

<u>Supplementary Information on Oil and Gas Producing Activities, page 102</u>

<u>Estimated Quantities of Proved Oil and Gas Reserves, page 102</u>

5.      Please revise your disclosure of changes in proved reserve quantities to include an explanation of significant changes that occurred during the periods presented.  Refer to FASB ASC 932-235-50-5.

<u>Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page 108</u>

6.      Future development costs used to calculate the standardized measure of discounted future cash flows pursuant to FASB ASC 932-235-50-31 decreased from $23.4 million at December 31, 2012 to $22.7 million at December 31, 2013.  Please explain this decrease considering that proved undeveloped reserves appear to have increased from 571 MMBoe at December 31, 2012 to 627 MMBoe at December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief